Mail Stop 3561

May 29, 2007

Mr. Terry J. Lundgren
Chairman of the Board, President and Chief Executive Officer
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

> **Re: Federated Department Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed April 4, 2007**
> **File 1-13536**

Dear Mr. Lundgren:

We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Michael Moran
Accounting Branch Chief